Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies to Report Second Quarter 2024 Results
on Monday, August 26, 2024

Ottawa, Ontario, August 15, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, will report financial results for its second quarter ended June 30, 2024, on Monday, August 26, 2024. Management will conduct a conference call to review the Company’s financial results at 5:00 p.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 5:00 p.m. Eastern Time; 10:00 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13748488.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1684587&tp_key=696d15d416.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13748488

A replay of the call will be available on Monday, August 26, 2024, after 7:00 p.m. Eastern time through Monday, September 9, 2024, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstar.com/investors/investor-events/.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy market.

For more information:	IR Contact:
Senstar Technologies Corporation	Kim Rogers
Alicia Kelly	Managing Director
Chief Financial Officer	Hayden IR
Alicia.Kelly@senstar.com	+1-541-904-5075
Kim@HaydenIR.com